Gibson, Dunn & Crutcher LLP

555 Mission Street

San Francisco, CA 94105-0921

Tel 415-393-8200

www.gibsondunn.com

Ryan A. Murr

Direct: +1 415.393.8373
Fax: +1 415.374.8430
RMurr@gibsondunn.com

September 25, 2019

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	Phio Pharmaceuticals Corp.
Registration Statement on Form S-1
Filed August 30, 2019
File No. 333-233584

Dear Division of Corporation Finance:

On behalf of Phio Pharmaceuticals Corp. (“Phio” or the “Company”) and in response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Company’s Registration Statement on Form S-1 filed with the Commission on August 30, 2019 (the “Registration Statement”) contained in your letter dated September 10, 2019 (the “Comment Letter”), we submit this letter containing the Company’s response to the Comment Letter. In connection with this letter, the Company is filing an amendment to the Registration Statement (“Amendment No. 1”) on the date hereof. We are separately sending to the Staff a copy of this letter and a version of Amendment No. 1 marked to show the changes made to the Registration Statement.

For your convenience, we have set out the text in bold of the comment from the Comment Letter followed by our response in regular typeface. The page number referenced in the response refers to the page number in Amendment No. 1.

Registration Statement on Form S-1

General

1.	We note that your exclusive jurisdiction provision in your amended and restated certificate of incorporation identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please revise to describe this provision and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

September 25, 2019

Response:

In response to the Staff’s comment, and as discussed telephonically with the Staff, the disclosure in the Registration Statement on page 2 has been revised to confirm that the forum selection provisions in the Company’s amended and restated certificate of incorporation will not apply to actions arising under the Exchange Act, Securities Act, or for any other claim for which the federal courts have exclusive jurisdiction. The Company will add similar disclosure to its next Annual Report on Form 10-K.

*       *       *

If you have any questions concerning the foregoing, please do not hesitate to contact the undersigned at (415) 393-8373.

Very truly yours,

/s/ Ryan A. Murr

Ryan A. Murr

Enclosures

cc:       Gerrit Dispersyn, Chief Executive Officer, Phio Pharmaceuticals Corp.